SCHEDULE 13D

CUSIP NO. 55347P100	PAGE 1 OF 6 PAGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)

MRI INTERVENTIONS, INC.
____________________________________________________________________________________
(Name of Issuer)

Common Stock
____________________________________________________________________________________
(Title of Class of Securities)

55347P100

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1900 K Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2014

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 55347P100	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,000
	8	SHARED VOTING POWER 3,328,456
	9	SOLE DISPOSITIVE POWER 53,000
	10	SHARED DISPOSITIVE POWER 3,328,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 55347P100	PAGE 3 OF 6 PAGES

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,328,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,328,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,328,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP NO. 55347P100	PAGE 4 OF 6 PAGES

ITEM 1.                      Security and Issuer

This statement refers to the common stock, $0.01 par value (“Common Stock”) of MRI Interventions, Inc. (the “Company”).  The address of the Company is One Commerce Square, Suite 2550, Memphis, TN 38103.

ITEM 2.                      Identity and Background

This statement is being filed on behalf of Josiah T. Austin (“Austin”), a U.S. citizen, and El Coronado Holdings, LLC (“ECH”), an Arizona limited liability company (collectively, the “Reporting Persons”).

Further information regarding the identity and background of the Reporting Persons is as follows:

For Austin:

(a)	Josiah T. Austin;

(b)	4673 Christopher Place, Dallas, Texas 75204;

(c)	Present principal occupation: individual investor.

For ECH:

(a)	El Coronado Holdings, L.L.C.;

(b)	4673 Christopher Place, Dallas, Texas 75204;

(c)	Holding Company;

(d)-(e)
During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

SCHEDULE 13D

CUSIP NO. 55347P100	PAGE 5 OF 6 PAGES

ITEM 3.                      Source and Amount of Funds or Other Consideration

(1)
Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased from June 5, 2012 to February 21, 2013 a total of 53,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers’ commission) of $88,555.  The primary source of funds for these purchases was existing funds of the Trust.

(2)
Acting on behalf of ECH, Austin purchased from February 17, 2012 to June 26, 2014 a total of 2,422,676 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers’ commission) of $2,180,704.09.  The primary source of funds for these purchases was existing funds of ECH.  Acting on behalf of ECH, Austin sold from October 8, 2012 to October 15, 2012 a total of 94,220 Common Shares for an aggregate consideration (exclusive of brokers’ commission) of $241,758.92

(3)
ECH owns 1,000,000 warrants to purchase Common Stock.  These were acquired as follows: (a) 400,000 in connection with the purchase of convertible promissory notes in the principal amount of $800,000 issued October 12, 2011 to December 8, 2011 (the “Convertible Notes”); and (b) 600,000 in connection with the purchase of 12% secured non-convertible notes issued March 7, 2014 in the principal amount of $2,000,000.  The Convertible Notes, plus interest, were converted to 1,360,882 shares of Common Stock on February 17, 2012.  The primary source of funds for these purchases was existing funds of ECH.

All dollar amounts are in U.S. dollars.

ITEM 4.                      Purpose of Transaction

Austin, as sole Managing Member of ECH is filing this Statement on Schedule 13D because he is deemed beneficial owner of more than 5% of the Company's Common Stock.  Austin, as sole Managing Member of ECH, and as Trustee for a family trust, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the medical industry in general, with a view toward determining whether to hold, decrease, or from time to time add to these investments in Common Stock.  Austin, as sole Managing Member of ECH, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

ITEM 5.                      Interest in Securities of the Issuer

(a)           Austin is deemed beneficial owner of 3,381,456 shares of Common Stock (which number includes 1,000,000 shares of Common Stock that may be acquired through the exercise of various warrants) in his capacity as Trustee for a family trust and as sole Managing Member of ECH.  ECH is deemed beneficial owner of 3,328,456 shares of Common Stock (which number includes 1,000,000 shares of Common Stock that may be required through the exercise of various warrants).  Based on the

SCHEDULE 13D

CUSIP NO. 55347P100	PAGE 6 OF 6 PAGES

58,919,539 shares of Common Stock outstanding as of May 12, 2014, as reported in the Company’s 10-Q filed on May 13, 2014, plus 1,000,000 shares of Common Stock deemed outstanding assuming the exercise of various warrants, Austin and ECH’s deemed beneficial holdings each represent 5.6% of the Company’s Common Stock.

(b)           As Trustee for a family trust, Austin has the sole power to vote or to dispose or direct the disposition of 53,000 shares of Common Stock.  As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of 3,328,456 shares of Common Stock (which number includes 1,000,000 shares of Common Stock that may be acquired through the exercise of various warrants).

(c)           No transactions in the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days except the following purchases, which were open market transactions.  Where applicable, prices do not include brokerage fees.

Reporting Person	Date	No. of Shares	Price Per Share
Austin, on behalf of ECH	5/8/2014	175,000	$1.0896
Austin, on behalf of ECH	5/15/2014	10,000	$0.8200
Austin, on behalf of ECH	6/18/2014	2,000	$0.7600
Austin, on behalf of ECH	6/26/2014	249,000	$0.9836

(d)           No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 7, 2014	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH